Filed Pursuant to Rule 424(b)(3)
Registration No. 333-138200

2,214,875 Shares
G. WILLI-FOOD INTERNATIONAL LTD.
Ordinary Shares, par value NIS 0.10 per share

        This prospectus relates solely to the resale of up to an aggregate of 1,652,893 ordinary shares that we sold to the selling shareholders listed beginning on page 12 of this prospectus in a private placement, the closing of which occurred on October 5, 2006 and up to an aggregate of 561,982 additional ordinary shares issuable upon exercise of warrants that we issued in connection with this private placement. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling shareholders will pay any brokerage commissions and/or similar charges incurred in connection with the sale of the shares.

        The selling shareholders (including their pledges, donees, transferees, assigness or other successors-in-interest) may offer the shares from time to time through public or private transactions at prevailing market prices or at privately negotiated prices.

        We will not receive any of the proceeds from the sale of the ordinary shares being sold by the selling shareholders. Upon the exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which is initially $8.00 per share.

        Our ordinary shares are quoted on the Nasdaq Capital Market under the symbol “WILC”. On November 7, 2006, the closing sale price for our ordinary shares was $6.20.

        This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See Risk Factors beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the ordinary shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 8, 2006

FORWARD-LOOKING STATEMENTS

        Certain of the statements contained in this prospectus that are not historical facts are statements of future expectations or statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

—	changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate;

—	payment default by any of our major clients;

—	the loss of one of more of our key personnel;

—	changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;

—	termination of arrangements with our suppliers, in particular Arla Foods amba;

—	loss of one or more of our principal clients;

—	increasing levels of competition in Israel and other markets in which we do business;

—	changes in economic conditions in Israel, including in particular economic conditions in the our core markets;

—	our inability to accurately predict consumption of our products;

—	product liability claims; and

—	our inability to continue to meet the Nasdaq listing requirements.

        We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or for any other reason.

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PROSPECTUS SUMMARY

        This prospectus summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. You should read the following summary together with the more detailed information regarding our company and the shares being sold in this offering, which information appears elsewhere in this prospectus and in other documents filed with the Securities and Exchange Commission that we have incorporated by reference into this prospectus. All financial information provided in this prospectus is in U.S. dollars (convenience translation). Unless the context otherwise requires, references to “we”, “us”, “our” or “the Company” refer to G. Willi-Food International Ltd. and its subsidiaries.

The Company

        We are an Israeli-based company engaged, directly and through subsidiaries, in the design, import, marketing and distribution in Israel of a wide variety of over 400 food products. We sell products with widespread demand in the Israeli marketplace, as well as products which cater to more select groups. We distribute certain of our products on an exclusive basis. Some products are currently also sold in insubstantial volumes in the areas administered by the Palestinian Authority. We have occasionally sold, in insubstantial volumes, to importers in the U.S. and in Europe, mainly France, and intend to continue our marketing efforts outside of Israel – mainly in the U.S. and Europe. We are seeking additional distribution channels and other ways in order to sell products into these markets.

        We purchase food products from over 100 suppliers located around the world, including from the Far East (China, India, the Philippines and Thailand), Eastern Europe (Hungary, Poland and Bulgaria), South America (Argentina, Ecuador and Costa Rica), the United States, Western and Northern Europe (The Netherlands, Belgium, Germany, Sweden, Denmark and France) and Southern Europe (Spain, Portugal, Italy, Turkey, Greece and Cyprus).

        The products imported by our company are marketed and sold to over 1,000 customers, including supermarket chains, wholesalers and institutional consumers. We market most of the products under the brand name “Willi-Food” and some of the chilled and frozen products under the brand name “Gold Frost”. Certain products are marketed under brand names of the manufacturers or under other brand names.

        We re-evaluate our strategic position and considering other business opportunities, including acquisitions by and mergers of our company, on an on-going basis. As part of this re-evaluation, we are also considering forming strategic alliances with or entering into different lines of business. We have not made any definitive plans or reached any definitive conclusions on these matters. There can be no assurances that we will form any such alliances or enter into any other line of business.

        Our principal shareholder, Willi-Food Investments Ltd., which we refer to as Willi Food, as of October 24, 2006, held approximately 62.26% of our outstanding share capital. Our ordinary shares are the primary assets of Willi Food. Willi Food’s securities are traded on the Tel Aviv Stock Exchange.

        The mailing address and telephone number of our principal executive offices is 3 Nahal Snir St., Northern Industrial Zone, Yavne 81224 Israel, +972-8-932-2233.

Recent Developments

        On October 5, 2006, we completed a private placement of our ordinary shares pursuant to a Securities Purchase Agreement entered into between us and certain accredited investors on September 20, 2006. Pursuant to the terms of this purchase agreement, these investors purchased from us an aggregate of 1,652,893 ordinary shares at a price of $6.05 per share and warrants to purchase 495,866 ordinary shares with an exercise price of $8.00 per share. The warrants can be exercised at any time and from time to time from their issuance date and through the 3rd anniversary of the issuance date. Following the one-year anniversary of the issuance date, if the average trading price of our ordinary shares for any 20 trading day period is equal or greater than $16.00, we may elect, subject to certain restrictions, to require the exercise of up to all of the then unexercised portion of the warrants. The exercise price and the number of shares issuable upon exercise of the warrants are subject to customary adjustments in the event of stock dividend, splits or fundamental transactions. The warrants have a cashless exercise provision that allows the holder to receive a reduced number of ordinary shares without paying the exercise price in cash. Such option is only available, however, following the first anniversary of the issuance date and only at a time when the registration statement of which this prospectus is a part is not effective or this prospectus is not available to the selling shareholders for the resale of the ordinary shares issuable upon the exercise of the warrants. In connection with the private placement, we also granted to the placement agent warrants to purchase 66,166 ordinary shares, with same terms and exercise price. Unless the context otherwise requires, we refer in this prospectus to the private placement investors and the placement agent, collectively as the “selling shareholders”.

        We issued these ordinary shares and warrants to purchase our ordinary shares in reliance on an exemption from registration pursuant to Regulation D promulgated under the Securities Act of 1933, as amended, or the Securities Act. In connection with the private placement, we granted the investors registration rights, pursuant to which we are obligated to file a registration statement on Form F-3 for the resale of the shares sold in the transaction and the shares issuable upon exercise of the warrants. These shares are included in the registration statement on Form F-3 to which this prospectus relates. Please see “Selling Shareholders,” beginning on page 12, for more information.

        Unless otherwise indicated, the share information in this prospectus is based on 10,267,893 ordinary shares outstanding as of October 24, 2006 and assumes no exercise of the warrants to purchase additional ordinary shares.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our ordinary shares to decline, and you may lose all or part of your investment.

Our results of operations may be impacted by monetary risk. Our portfolio of marketable securities is subject to various market risks.

        We are exposed to fluctuations in the rate of the United States Dollar and Euro versus the New Israeli Shekel, or NIS. Most of our income is in NIS, whereas most of our purchases are in United States Dollars and in Euros. In addition, a significant portion of our short term bank borrowings, when needed, are in United States Dollars and/or in Euros. A significant depreciation in the United States Dollar and/or Euro value of the NIS could have a material adverse effect on our results of operations and financial condition.

        We strive to minimize market risks arising from exchange rate fluctuations and the cost of imported goods, especially by opening wide documentary credits for suppliers abroad, holding foreign currency reserves and initiating forward transactions and foreign currency options.

        As a method of investing cash reserves, we hold from time to time a portfolio of marketable securities traded on the Tel Aviv Stock Exchange as well as other stock exchanges and certain bonds traded abroad. This portfolio of marketable securities is subject to various market risks resulting from fluctuations in interest rates and foreign currency, exchange rates, price fluctuations and other market risks in Israel and abroad. We do not utilize derivative securities for trading purposes, enter into swap arrangements or otherwise hedge our currency in a manner that we believe could expose us to significant market risk.

        Our financial instruments consist mainly of cash and cash equivalents, current accounts receivable, short-term borrowings, accounts payable and accruals. In view of their nature, the fair value of the financial instruments, included in working capital, is usually identical or close to their book value.

Our business may be materially affected if any of our major clients defaults on its payment to us.

        Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Despite our large number of clients (over 1,000 in Israel), a major and significant part of our sales is made to a limited number of customers (mainly the organized market). We generally do not require and do not receive collateral from those customers, although we do require and receive collateral from most of the remainder of its clients to ensure security of collecting payments. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us (such as Club Market in 2005), we will not possess sufficient security to collect the entire debt.

We are dependent on our key personnel. The loss of any of our key personnel could have a material effect on our business.

        We depend on a small number of technical staff, managers and directors, including managing services provided to us by interest holders via companies they control, such as Zvi Williger and Joseph Williger, each of whom holds senior management positions with us. The loss of one or more of them could have a material adverse effect on our business and operations.

We are subject to regulations and other policies of the Israeli government and of other countries into which we import. If we are unable to obtain and maintain regulatory qualifications or approvals for our products, our business may be adversely affected.

        Regulatory, licensing and quotas: The import, storage, marketing, distribution and labeling of food products are subject to extensive regulation and licensing by various Israeli government and municipal agencies, principally the Ministry of Health, the Ministry of Trade and Industry, the Ministry of Agriculture and the Ministry of Finance. To the extent that we have imported, or will import, food products outside of Israel, we may be subject to quotas and other import laws and regulations which may limit our ability to sell certain of our food products into these countries. We are required to maintain our distribution processes in conformity with all applicable laws and regulations. In the event that such laws and regulations change, or we fail to comply with such laws and regulations, we may be prevented from trading within Israel or another part of the world.

        Tariffs: The Ministry of Finance and the Ministry of Trade and Industry of the State of Israel may increase the levels of tariffs on importing goods. This would have a direct impact on us and our financial performance by increasing our costs which we may not be able to pass on to our customers.

        Kosher Licences: Under kosher regulations, we are required to ascertain that the foodstuffs which we offer for sale bear kosher certification approved by certain authorities such as the Chief Rabbinate of Israel. There is a risk that the relevant authorities in Israel or other areas of the world responsible for issuing kosher licences may change the criteria for obtaining such licences. In such circumstances, we may be prohibited from obtaining kosher licences for various products that we sell into the various kosher markets. Failure to comply with such applicable laws and regulations in relation to kosher licences could subject us to civil sanctions, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on us and our financial performance.

We are dependent on Arla Foods amba, or Arla, and we also work with a limited number of other key suppliers. If these suppliers raise prices or terminate their engagement with us, our operating results could be adversely affected.

        We are dependent on Arla, which supplies a high percentage of our dairy and dairy substitute products, although we are not dependent on any single supplier in respect of a majority of our products. Terminating the engagement with any supplier, in particular Arla, or a material change in the engagement terms for purchasing products from those suppliers, may have an adverse affect on our results of operations. We have a distribution agreement with Arla pursuant to which we serve as Arla’s sole agent and distributor in Israel of certain products for a five-year period beginning in March 2005. We believe that there are alternative suppliers for purchasing our products; however, we cannot assure that the products of the alternative suppliers will become immediately available and that the terms of purchase will be similar to the current ones.

We depend on a small number of principal clients who have in the past bought our products in large volumes. We cannot assure that these clients or any other client will continue to buy our products in the same volumes, on the same terms or at all.

        Despite our wide dispersion of clients, we have two major clients (both supermarket chains) who accounted for approximately 19% and 11% of our total revenue during 2005, respectively. We do not have long term purchase contracts with our clients, and our sales arrangements with our clients do not have minimum purchase requirements. We cannot assure that our major clients will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. Losing one or more of them may adversely affect our business results. In addition, we cannot assure that we will be able to attract new customers.

We may not be able to successfully compete with larger competitors who have greater operations, financial, marketing, human and other resources than we have.

        The food distribution business in Israel is highly competitive. We face competition from existing competitors in respect of imported as well as locally manufactured food products. Local producers are not subject to the financial risks of importing food products or to governmental policies regarding taxation of imported food products to which we are subject. We believe that we may also face competition from potential newcomers to the food business as well as from existing importers and/or manufacturers not currently involved in the same lines of products as us. In addition, in the event we further expand our activity in the international food markets, we will face also competition from manufacturers and/or distributors from the locations in which we expand our activity. Certain of our current and potential competitors are substantially more established, benefit from substantially greater market recognition and have greater financial, marketing, human and other resources than us. If any of our competitors materially reduces prices, we may be required to reduce our prices in order to remain competitive. Such reductions, if effected, could have a material adverse effect on our financial condition and results of operations.

Economic conditions in Israel affect our financial performance.

        Substantially all of our sales are made in Israel, and consequently our financial performance is dependent to a significant extent on the economy of Israel. A deterioration of the economic situation in Israel may erode the real wages and lower the buying power of our potential customers. This in turn may adversely affect our activities and business results.

We may be affected by political, economic and military conditions in Israel and the Middle East.

        Political, economic and military conditions in Israel have a direct influence on us because our operations are located there. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially and adversely affect our operations. We cannot assure that ongoing or revived hostilities related to Israel will not have a material adverse effect on our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbours prior to 2000, the future of these peace efforts is uncertain. Since October 2000, there has been a significant deterioration in Israel’s relationship with the Palestinian Authority, and a series of armed clashes between Israel and the armed forces of the Palestinian Authority. In July 2006, a conflict with Hezbollah escalated significantly on Israel’s northern border. This conflict included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. These events have at times caused considerable damage to the Israeli economy. As a result of the political and military situation, Israel’s economy has suffered considerably and unemployment was high. Although we have recently seen encouraging signs of an improved economy, we cannot guarantee that such improved economic environment will continue.

        Generally, all male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since it began operations, management cannot assess the full impact of these requirements on its workforce or business if political and military conditions should change, and management cannot predict the effect on it of any expansion or reduction of these obligations.

Our results of operations may be adversely affected if we do not accurately predict the rate of consumption of our products.

        We hold inventory of basic food stuffs (such as preserved food, oils and rice) and other food products, and we accumulate inventories of these products based on our prediction of the consumption of these products. If actual consumption does not meet the prediction, and the shelf life of such products expire or we cannot otherwise sell such products, this may materially and adversely affect our financial condition and results of operations. On the other hand, to the extent we do not have adequate inventory of these critical products (due, for example, to an emergency situation), we will not be able to meet the needs of our customers and our revenues may be adversely affected.

We may be adversely affected by any interruption to our storage facility.

        We store most of our products in a single location, save for products being distributed to customers. Any interruption to this storage facility whether by power failure, flooding or other event would have a material impact on our ability to trade in the ordinary course.

Our insurance coverage may not be sufficient to cover our losses in the event our products are subject to product liability claims or our products are subject to recall. In such event, it would have a material adverse effect on us.

        Our products may become the subject of product liability claims, and there can be no assurance that our property insurance coverage limits will be adequate or that all such claims will be covered by insurance. A product recall or a product liability claim, even one without merit or for which we have substantial coverage, could result in significant expenses, including legal defence costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses. A successful product liability claim or other judgment against us in excess of our insurance coverage could have a material adverse effect on us and our reputation.

Our operating results may be subject to variations from quarter to quarter.

        Our operating results may be subject to variations from quarter to quarter depending on, among other things, the timing of sales campaigns and special events initiated by us and our customers, the major Jewish holidays, such as the Jewish New Year and Passover, our ability to manage future inventory levels in line with business opportunities and anticipated customers’ demand, competitive developments in the market, changes in the rates of inflation in Israel and fluctuations in NIS/Dollar exchange rates. There can be no assurance that our sales or net income, if any, in any particular quarter will not be lower than the preceding and/or comparable quarter or that its sales or net income, if any, in a particular quarter will be indicative of our results of operations for the entire year. The trading prices of our ordinary shares may fluctuate significantly in response to variations in our operating results.

If we are unable to protect our intellectual property rights, our competitive position could be compromised.

        We market certain products under the trademarks “Willi-Food”, “Pizza Top”, “Gold Food”, “Donna Rozza” and “Gold Frost”. Although we have registered trademarks for these brands, we cannot assure that the degree of protection these and other trademarks offer will be sufficient to protect our rights in these marks.

If our ordinary shares are de-listed from Nasdaq, the liquidity and price of our ordinary shares and our ability to issue additional securities may be significantly reduced.

        We may in the future fail to comply with the Nasdaq Capital Market (formerly the Nasdaq Small Cap Market) regulations and listing requirements as to minimum net income, minimum number of shareholders and public float and other requirements, and as a result, Nasdaq may initiate procedures to de-list our ordinary shares from the Nasdaq Capital Market. Any such de-listing may severely complicate trading of our shares by its shareholders, or prevent them from re-selling their shares at/or above the price they paid. Furthermore, our relatively low trading volumes may make it difficult for shareholders to trade shares or initiate any other transactions. De-listing may also make it more difficult for us to issue additional securities or secure additional financing.

          In July 2003 and in November 2004, we received letters from the Nasdaq Stock Market informing us that we had failed to meet a continued listing requirement, that we have 500,000 publicly held shares, and that our ordinary shares were therefore subject to de-listing from the Nasdaq Capital Market, unless a proper plan for complying with the requirement was presented. Following the receipt of the November 2004 letter, Willi Food Investments Ltd. and Mr. Joseph Williger sold 75,000 of our shares to the public and at the same time we distributed a one to one stock dividend to our shareholders. As a result of these actions, we then complied with the abovementioned listing requirements and the threat of de-listing was removed.

One shareholder owns a large percentage of our shares.

        As of the date of this prospectus, Willi-Food owned approximately 62.26% of our ordinary shares. Mr. Joseph Williger, who serves as officer and director of our company, as well as of Willi-Food, holds approximately 15.15% of the outstanding shares of Willi-Food (approximately 12.75% on a fully-diluted basis). Mr. Zvi Williger, who serves as officer and director of our company, as well as of Willi-Food, holds approximately 35.74% of the outstanding shares of Willi-Food (approximately 32.5% on a fully-diluted basis). As a result, Mr. Zvi Williger, the controlling shareholder of Willi-Food, has the ability to control our activities, management and policies, including matters requiring shareholder approval, such as the election of directors.

        Our Articles of Association do not provide for cumulative voting rights with respect to the election of directors and every resolution of the company in the general meeting of shareholders is deemed duly passed if passed by a simple majority of the shareholders present and voting unless another majority is required by the Israeli Companies Law, or Companies Law, or by our Articles of Association.

We are controlled by and have business relations with Willi-Food and its management.

        Willi-Food, our controlling shareholder, is a holding company whose main asset is the ordinary shares it owns in our company. Willi-Food currently does not directly conduct any material business.

        Willi-Food, Mr. Zvi Williger, the controlling shareholder of Willi-Food, and Mr. Joseph Williger, have been and continue in certain cases to be party to certain agreements and arrangements relating to our operations. Such transactions include service and employment arrangements between each of Messrs. Joseph and Zvi Williger together with us, the lease of our executive offices from Messrs. Joseph and Zvi Williger, and a service agreement we have with Willi-Food. All such transactions include consideration.

        In addition, certain of our key personnel also serve in management positions in Willi-Food. By serving in dual capacities, these persons may experience conflicts of interest involving the two companies. Israeli law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Willi-Food and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law.

Our international operations may be adversely affected by risks associated with international business.

        We purchase food products from over 100 suppliers located around the world. Therefore, we are subject to certain risks that are inherent in an international business. These include:

—	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

—	tariffs, customs, duties, quotas and other trade barriers;

—	difficulties in managing foreign operations and foreign distribution partners;

—	longer payment cycles and problems in collecting accounts receivable;

—	fluctuations in currency exchange rates;

—	political risks;

—	foreign exchange controls which may restrict or prohibit repatriation of funds;

—	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

—	seasonal reductions in business activity in certain parts of the world; and

—	potentially adverse tax consequences.

        Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

The price of our ordinary shares may be volatile.

        The market price of our ordinary shares has fluctuated significantly and may be affected by our operating results, changes in our business, changes in the products we market and distribute, and general market and economic conditions which are beyond our control. In addition, the stock markets in general have, from time to time, experienced significant price and volume fluctuations that are unrelated or disproportionate to the operating performance of individual companies. These fluctuations have affected stock prices of many companies without regard to their specific operating performance. The price of our ordinary shares may fluctuate significantly in the future.

The future sales of shares into the market may depress the market price for our ordinary shares.

        As of October 24, 2006, we had outstanding 10,267,893 ordinary shares. Of those shares 8,045,997 are subject to volume limitations under Rule 144, but 1,652,893 of those shares will be freely tradable immediately upon the effective date of this Registration Statement.

        Sales of substantial amounts of ordinary shares into the public market could lower the market price of our ordinary shares.

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has owned shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of our ordinary shares then outstanding or (ii) the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about our company. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has owned the ordinary shares proposed to be sold for at least two years, is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

It may be difficult to enforce US laws against our company or our officers or directors.

        Service of process upon directors and officers of our company and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since our assets are primarily located outside the United States, any judgment obtained in the United States against G. Willi-Food may not be collectible within the United States. Our legal counsel in Israel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., advised us that there is doubt as to whether the courts in Israel would enforce, in original actions brought in such courts, liabilities against us or our directors and officers predicated solely on the Federal securities laws of the United States. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters, obtained after due trial before a court of competent jurisdiction (as determined under Israeli laws), provided that (i) the courts of such jurisdiction would enforce similar Israeli judgments, (ii) due service of process with respect to the Israeli enforcement action has been effected upon the party against whom the foreign judgment is to be enforced, (iii) such judgments or their enforceability are not contrary to the law, public policy, security or sovereignty of the State of Israel, (iv) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties, and (v) an action between the same parties with regard to the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court. Foreign judgments enforced by Israeli courts will be generally payable in NIS and a specific permit of the Israeli Controller of Foreign Exchange will be required to convert the NIS into dollars and to transfer out of Israel proceeds of a foreign judgment enforced in Israel, the judgment creditor bearing the risk of unfavorable exchange rates. We have irrevocably appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, as our agent to receive service of process in any action against our company in any Federal or state court arising out of the purchase or sale of securities offered pursuant to this prospectus.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of our ordinary shares by the selling shareholders. Of the 2,214,875 ordinary shares covered by the registration statement of which this prospectus is a part, 561,982 ordinary shares are, prior to their resale pursuant to this prospectus, issuable upon exercise of warrants. We may receive the exercise price, initially $8.00 per share or $4,495,856 in the aggregate, upon exercise of the warrants issued to the selling shareholders. While the warrants have a cashless exercise provision that allows the holder to receive a reduced number of ordinary shares without paying the exercise price in cash, such option is only available following the first anniversary of the issuance date and only at a time when the registration statement of which this prospectus is a part is not effective or this prospectus is not available to the selling shareholders for the resale of the ordinary shares issuable upon the exercise of the warrants.

        We have agreed to bear all of the expenses incurred in connection with the registration of these shares. To the extent we receive any cash upon any exercise of the warrants, we expect to use that cash for general corporate purposes.

PRICE RANGE OF ORDINARY SHARES

        Our ordinary shares have been listed on the Nasdaq Stock Market under the trading symbol “WILCF” since May 19, 1997. On March 15, 2006, the ticker symbol of our ordinary shares was changed to “WILC”. Information regarding the market price of our ordinary shares is located in our Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission, or the Commission, on May 31, 2006. Additional information regarding the market price of our ordinary shares is listed below.

	Ordinary Shares
Calendar Period 2006	High	Low

Fourth Quarter (through November 7, 2006)	$6.55	$5.74
Third Quarter	7.61	6.02
Second Quarter	8.83	5.30

October 2006	6.55	5.75
September 2006	7.30	6.25
August 2006	6.60	6.06
July 2006	7.61	6.02
June 2006	8.83	6.75
May 2006	8.38	6.25
April 2006	6.61	5.30

        The last reported sale price of our ordinary shares on the Nasdaq Capital Market on November 7, 2006 was $6.20 per share. As of October 23, 2006, we had 30 holders of record of our ordinary shares.

CAPITALIZATION

        The following table sets forth our consolidated unaudited capitalization as of June 30, 2006 on an actual basis and on an as adjusted basis to reflect the private placement of 1,652,893 ordinary shares at a price of $6.05 per share. The financial date in the following table should be read in conjunction with our consolidated financial data and notes thereto incorporated by reference herein.

	As of June 30, 2006
	Actual	As Adjusted
	(In thousands, except per share data)

Shareholders' equity:
Ordinary shares, par value NIS 0.10 per share: 49,893,520 shares authorized, actual and as adjusted; 8,615,000 shares issued and outstanding, actual;
10,267,893 shares issued and outstanding, as adjusted (1)	$213	$250
Preferred shares, par value NIS 0. 10 per share: 106,780 shares authorized and
no shares issued and outstanding, actual and as adjusted	---	---
Additional paid-in capital	4,563	14,176
Retained earnings	23,872	23,872

Total shareholders' equity	28,648	32,298

Total capitalization	$28,648	$32,298

(1)	Does not include 561,982 ordinary shares issuable upon the exercise of warrants outstanding as of October 24, 2006 at an exercise price of $8.00 per share, as adjusted.

SELLING SHAREHOLDERS

        The following table provides certain information with respect to the ordinary shares beneficially owned by each selling shareholder as of October 24, 2006. Except as otherwise noted in the footnotes following the table, none of the selling shareholders has had a material relationship with us within the past three years.

        All of the ordinary shares beneficially owned by the selling shareholders are registered for sale pursuant to this prospectus. However, the selling shareholders are not under any obligation to sell all or any portion of their ordinary shares, nor are they obligated to sell any of their ordinary shares immediately under this prospectus. No selling shareholder has indicated to us that it presently intends to sell shares offered by this prospectus. Since the selling shareholders are not obligated to sell their ordinary shares, we do not know how many ordinary shares each of them will own when this offer is terminated.

        In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, based on information provided to us by the selling shareholders, and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares of our ordinary shares beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any shares subject to warrants or options held by that person that are currently exercisable or exercisable within 60 days after October 24, 2006. Applicable percentages are based on 10,267,893 ordinary shares outstanding on October 24, 2006.

	Ordinary Shares Beneficially Owned Prior to the Offering		Number of Ordinary Shares Registered Hereby for Sale	Ordinary Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent

Enable Growth Partners, L.P.(1)	547,934	5.27	547,934	-	-

Zeke L.P (2)	429,751	4.15	429,751	-	-

Bear Stearns Securities
Corp. F/B/O J. Steven
Emerson IRA R/O II (3)	403,000	3.89	403,000	-	-

BTG Investments LLC (4)	212,947	2.06	212,947	-	-

Bear Stearns Securities
Corp. F/B/O J. Steven
Emerson Roth IRA (5)	195,000	1.89	195,000	-	-

Roth Capital Partners, LLC (6)	66,116	*	66,116	-	-

Emerson Family
Foundation (7)	65,000	*	65,000	-	-

Enable Opportunity Partners, L.P. (8)	64,463	*	64,463	-	-

Bear Stearns Securities
Corp. F/B/O Meteoric, L.P. (9)	56,940	*	56,940	-	-

J. Steven Emerson (10)	52,000	*	52,000	-	-

Bear Stearns Securities
Corp. F/B/O Rosebury, L.P (11)	50,492	*	50,492	-	-

Emerson Partners (12)	39,000	*	39,000	-	-

Pierce Diversified Strategy
Master Fund LLC, Ena (13)	32,232	*	32,232	-	-

* Less than 1%.

(1)	Including 126,446 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of Enable Growth Partners, L.P. is: One Ferry Building Suite 255, San Francisco, CA 94111.

(2)	Including 99,173 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of Zeke L.P. is: c/o Chartwell Investment Partners, 1235 Westlakes Drive, Suite 400, Berwyn, PA 19312.

(3)	Including 93,000 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of Bear Stearns Securities Corp. F/B/O J. Steven Emerson IRA R/O II is: c/o Steve Emerson, 1522 Ensley Ave, Los Angeles, CA 90024.

(4)	Including 49,141 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of BTG Investments LLC is: 24 Corporate Plaza, Newport Beach, CA 92660. We have been advised that BTG Investments LLC is affiliated with Roth Capital Partners, LLC, the agent of the private placement. BTG Investments LLC is not a registered broker-dealer.

(5)	Including 45,000 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of Bear Stearns Securities Corp. F/B/O J. Steven Emerson Roth IRA is: c/o Steve Emerson, 1522 Ensley Ave, Los Angeles, CA 90024.

(6)	Consisted of 66,116 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. Roth Capital Partners, LLC served as placement agent in the private placement. The address of Roth Capital Partners, LLC is: 24 Corporate Plaza, Newport Beach, CA 92660.

(7)	Including 15,000 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of Emerson Family Foundation is: c/o Steve Emerson, 1522 Ensley Ave, Los Angeles, CA 90024.

(8)	Including 14,876 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of Enable Opportunity Partners LP is: One Ferry Building Suite 255, San Francisco, CA 94111.

(9)	Including 13,140 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of Bear Stearns Securities Corp. F/B/O Meteoric, L.P. is: c/o Guild Investment Management, Inc., 12400 Wilshire Blvd, #1080, Los Angeles, CA 90025.

(10)	Including 12,000 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of J. Steven Emerson is: c/o Steve Emerson, 1522 Ensley Ave., Los Angeles, CA 90024.

(11)	Including 11,652 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of Bear Stearns Securities Corp. F/B/O Rosebury, L.P. is: c/o Guild Investment Management, Inc., 12400 Wilshire Blvd, #1080, Los Angeles, CA 90025.

(12)	Including 9,000 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of Emerson Partners is: c/o Steve Emerson, 1522 Ensley Ave, Los Angeles, CA 90024.

(13)	Including 7,438 ordinary shares issuable within 60 days of October 24, 2006 upon the exercise of warrants issued in the private placement. The address of Pierce Diversified Strategy Master Fund LLC, Ena is: One Ferry Building Suite 255, San Francisco, CA 94111.

PLAN OF DISTRIBUTION

        The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

—	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

—	an exchange distribution in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;

—	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

—	a combination of any such methods of sale; and

—	any other method permitted pursuant to applicable law.

        The selling shareholders may also sell ordinary shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling shareholders may from time to time pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell ordinary shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        Upon the Company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of ordinary shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the ordinary shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling shareholder that a donee or pledgee intends to sell more than 500 ordinary shares, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

        The selling shareholder also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling shareholder and/or the purchasers. Each selling shareholder has represented and warranted to us that it acquired the securities subject to the registration statement of which this prospectus is a part in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

        We have advised each selling shareholder that it may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of ordinary shares made prior to the date on which such registration statement shall have been declared effective by the Commission. If a selling shareholder uses this prospectus for any sale of ordinary shares, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under the registration statement.

        We are required to pay all fees and expenses incident to the registration of the ordinary shares, but we will not receive any proceeds from the sale of the ordinary shares. Of the 2,214,875 ordinary shares covered by the registration statement of which this prospectus is a part, 561,982 ordinary shares are, prior to their resale pursuant to this prospectus, issuable upon exercise of warrants. We may receive the exercise price upon exercise of the warrants issued to the investors in the private placement, which is initially $8.00 per share, or $4,495,856 in the aggregate. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

EXPENSES OF THE OFFERING

        We estimate the registration expenses to be approximately $20,000, which include the following categories of expenses (all amounts are estimated except the SEC registration fee and NASD fee):

SEC registration fee	$1,496
NASD fee	1,898
Printing and engraving expenses	2,000
Legal fees and expenses	10,000
Accounting fees and expenses	3,000
Miscellaneous expenses	1,606

Total	$20,000

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to these documents. We hereby incorporate by reference the following:

(1)	The description of our ordinary shares contained in our registration statement on Form 8-A, as filed with the Commission on May 6, 1997;

(2)	Our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on May 31, 2006;

(3)	Our Report on Form 6-K, as submitted on June 20, 2006;

(4)	Our Reports on Form 6-K, as submitted on July 10 and 27, 2006;

(5)	Our Report on Form 6-K, as submitted on August 16, 2006;

(6)	Our Report on Form 6-K, as submitted on September 21, 2006;

(7)	Our Reports on Form 6-K, as submitted on October 5, 17, 19 and 25, 2006; and

(8)	Our Reports on Form 6-K, as submitted on November 7 and 8, 2006.

        In addition, all subsequent annual reports on Form 20-F and all subsequent filings on Forms 10-Q and 8-K filed pursuant to the Exchange Act after the date of this prospectus and before this offering is over will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date those documents are filed. We may also incorporate in this prospectus any Form 6-K which we file with the Commission by identifying in such form that it is being incorporated by reference into this prospectus. Any statement we make in this prospectus may be modified or superseded by statements we make in documents which we incorporate by reference into this prospectus and which are filed after the date of this prospectus. If we make a statement in a previously-filed document which is incorporated by reference into this prospectus, that statement will be modified or superseded by statements in this prospectus or documents incorporated by reference into this prospectus which have a later filing date. You should read this prospectus together with all documents incorporated by reference.

        You may request a copy of any document incorporated by reference in this prospectus at no cost. To receive a copy, write or call us at:

G. Willi-Food International Ltd. 3 Nahal Snir St. Yavne 81224 Israel Attention: Mr. Albert Israeli + 972-8-932-2233

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

LEGAL MATTERS

        The validity of the ordinary shares being offered pursuant to this prospectus has been passed upon by our attorneys, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel Aviv, Israel.

EXPERTS

        The annual consolidated financial statements incorporated in this prospectus by reference to the our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, have been audited by Brightman Almagor & Co., independent registered public accounting firm, a member firm of Deloitte Touche Tohmatsu, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Commission a registration statement on Form F-3 under the Securities Act, with respect to the ordinary shares offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information in the registration statement. Certain items of the registration statement are contained in exhibits and schedules as permitted by the rules and regulations of the Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; you should read any such contract, agreement or other document filed as an exhibit to the registration statement for a more complete description of the matter involved, and any discussion of such exhibits is qualified in its entirety by reference to the exhibits.

        We are subject to the informational requirements of the Exchange Act and file reports and other information with the Commission. Reports and other information which we file with the Commission, including the registration statement on Form F-3 of which this prospectus is a part, may be inspected and copied at the public reference facilities of the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov. Our Internet address is www.willi-food.co.il. Information contained on our website does not constitute a part of this prospectus.